Exhibit 99.1

Veolia Environnement Announces UST Reference Security Yield and Early Results of Debt Tender Offer

Paris, France, December 12, 2012 – Veolia Environnement (the “Company”) today announced the UST Reference Security yield and the early results of its previously announced modified “Dutch Auction” cash tender offer (the “Offer”) for up to $200,000,000 principal amount (subject to possible increase at the Company’s discretion) of its 6.00% Dollar-Denominated Senior Notes due 2018 (the “Notes”).

As of 5:00 p.m., New York City time, on December 11, 2012 (the “Early Participation Date”), the Company received tenders for $153,065,000 aggregate principal amount of the Notes.

As of the Early Participation Date, Notes validly tendered and not validly withdrawn were as follows:

Title of Security	CUSIP Number	Principal Amount Outstanding	Principal Amount tendered as of the Early Participation Date	Percent of Outstanding Principal Amount Tendered(1)
6.00% Senior Notes due 2018	92334N AB9	$700,000,000	$153,065,000	21.9%
(1)  Rounded to the nearest one-tenth of one percent.

Holders who validly tendered and did not withdraw their notes on or prior to the Early Participation Date, and whose notes are purchased pursuant to the Offer, will be entitled to receive the total consideration, which includes an early participation amount of $30.00 per $1,000 principal amount of Notes accepted for purchase (the “Early Participation Amount”).  Holders who have not already tendered their notes may continue to do so at any time prior to the expiration date, 11:59 p.m., New York City time on December 26, 2012, but such holders will only be entitled to receive the tender consideration, namely an amount equal to the total consideration less the Early Participation Amount.

The UST Reference Security yield, the yield corresponding to the bid-side price of the 0.75% U.S. Treasury Security due 10/31/2017 displayed on the Bloomberg Reference Page set forth in the table on the cover page of the Offer to Purchase, was 0.626% as of 2:00 p.m., New York City time, on December 11, 2012, the Reference Yield Determination Date.

Withdrawal rights for the Offer have expired and have not been extended.  The Company may amend, extend or terminate the Offer at any time.

The Company has retained Deutsche Bank Securities Inc. to serve as the sole dealer manager for the Offer.  Global Bondholder Services Corporation has been retained to serve as the information agent and depositary.

For additional information regarding the terms of the Offer, please contact Deutsche Bank Securities Inc. at +1 (855) 287-1922 (toll free in the United States), +1 (212) 250-7527 or +44 20754 58011.  Requests for documents and questions regarding the tender of Notes may be directed to Global Bondholder Services Corporation at +1 (866) 873 – 5600 (toll free) or at +1 (212) 430 - 3774.

This press release is neither an offer to purchase nor a solicitation to tender any of these Notes nor is it a solicitation for acceptance of the Offer.

The Company is making the Offer only by, and pursuant to the terms of, the Offer to Purchase dated November 28, 2012.  The Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

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United Kingdom.  The communication of this press release and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (2) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Offer to Purchase or any of its contents.

France. The Offer is not being made, directly or indirectly, to the public in France.  Neither this press release nor any other documents or offering materials relating to the Offer have been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France, and only (i) persons licensed to provide the investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, and/or (iii) legal entities whose total assets exceed €5 million, or whose annual turnover exceeds €5 million, or whose managed assets exceed €5 million, or whose annual headcount exceeds 50, all as defined in, and in accordance with, Articles L.341-2, L.411-2, and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer.  This press release has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financiers.

Italy.  Neither this press release nor any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy as an exempted offer pursuant to  Article 101-bis, paragraph 3-bis of Legislative Decree no. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 3 and/or paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "CONSOB Regulation"), as the case may be.

Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations and with requirements imposed by CONSOB or any other Italian authority.

European Economic Area.  In any European Economic Area ("EEA") Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this press release is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation.
 www.veolia.com

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

U.S. investors contact: Terri Anne Powers 1-312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

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